

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ________________

Commission file number 1-225

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Kimberly-Clark Corporation Incentive Investment Plan

Kimberly-Clark Corporation Retirement Contribution Plan

401 North Lake Street
Neenah, Wisconsin 54956

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices:

Kimberly-Clark Corporation
P. O. Box 619100
Dallas, Texas 75261-9100

1. Financial Statements and Schedules

The financial statements and supplemental schedules included with this Form 11-K have been prepared in accordance with the Employee Retirement Income Security Act of 1974.

2. Kimberly-Clark Corporation Incentive Investment Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements of the Kimberly-Clark Corporation Incentive Investment Plan is set forth in such financial statements filed as Exhibit 99.1 hereto.

3. Kimberly-Clark Corporation Retirement Contribution Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements of the Kimberly-Clark Corporation Retirement Contribution Plan is set forth in such financial statements filed as Exhibit 99.2 hereto.

4. Exhibits

No.	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm dated June 25, 2008
99.1	Kimberly-Clark Corporation Incentive Investment Plan Financial Statements as of December 31, 2007 and 2006, and for the Years Then Ended
99.2	Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements as of December 31, 2007 and 2006, and for the Years Then Ended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Kimberly-Clark Corporation, as Plan Administrator of the Kimberly-Clark Corporation Incentive Investment Plan and Kimberly-Clark Corporation Retirement Contribution Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION INCENTIVE INVESTMENT PLAN

KIMBERLY-CLARK CORPORATION RETIREMENT CONTRIBUTION PLAN

Date: June 27, 2008

By: Kimberly-Clark Corporation
Plan Administrator



By: ______________________
Wesley E. Wada
Vice President, Compensation, Benefits and Health Services

EXHIBIT INDEX

Exhibit	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm dated June 25, 2008
99.1	Kimberly-Clark Corporation Incentive Investment Plan Financial Statements as of December 31, 2007 and 2006, and for the Years Then Ended
99.2	Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements as of December 31, 2007 and 2006, and for the Years Then Ended

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-104099 of Kimberly-Clark Corporation on Form S-8 of our reports dated June 25, 2008, appearing in this Annual Report on Form 11-K of the Kimberly-Clark Corporation Incentive Investment Plan and the Kimberly-Clark Corporation Retirement Contribution Plan, in each case for the year ended December 31, 2007.

Deloitte & Touche LLP

Dallas, Texas
June 25, 2008

Exhibit 99.1

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

Financial Statements
As of December 31, 2007 and 2006,
and for the Years Then Ended,
Supplemental Schedule as of December 31, 2007
and Report of Independent Registered Public Accounting Firm

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Incentive Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Incentive Investment Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic 2007 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2008

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
Assets		
Investment in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 2,223,796,190	$ 2,201,940,769
Participant loans	17,523,156	18,488,799
Contributions Receivable:		
Employee contributions	4,033,350	3,938,634
Employer matching contributions	1,267,434	1,251,664
Participant loan interest	29,830	27,256
Total Assets	2,246,649,960	2,225,647,122
Net Assets Available for Benefits, at fair value	2,246,649,960	2,225,647,122
Adjustment from fair value to contract value for benefit-responsive investment contracts	(1,640,705)	2,376,385
Net Assets Available for Benefits	$ 2,245,009,255	$ 2,228,023,507

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Additions to Net Assets Available for Benefits		
Investment income:		
Net increase in Plan assets from Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 117,810,030	$ 260,271,388
Interest on participant notes receivable	1,141,362	1,008,244
Net investment income	118,951,392	261,279,632
Contributions:		
Employee contributions	94,081,691	90,485,800
Employer matching contributions	28,249,738	27,959,551
Forfeitures used to reduce employer contributions	(582,121)	(441,504)
Total contributions	121,749,308	118,003,847
Total Additions	240,700,700	379,283,479
Deductions from Net Assets Available for Benefits		
Distributions of employee account balances	223,714,952	241,723,188
Net Increase	16,985,748	137,560,291
Net Assets Available for Benefits		
Beginning of Year	2,228,023,507	2,090,463,216
End of Year	$ 2,245,009,255	$ 2,228,023,507

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

The Kimberly-Clark Corporation Incentive Investment Plan ("IIP") and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP"), (collectively, the "Plans"), participate in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust") for investment and administrative purposes. Although assets of both plans are commingled in the Trust, separate records are kept for the plans for the purpose of allocating net income or loss of the investments to the participating plans based on the account balances of the respective plan's participants. The net assets of the Trust are stated at fair value.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the IIP's assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition - All investments are stated at fair value. The fair value of Kimberly-Clark Corporation held by the Trust is determined as the last selling price on the last business day of the year, as published by an independent source. The fair value of investments in commingled funds includes collective funds and is determined by the Plans' proportionate share of the fair value of the underlying investments. The fair value of such underlying investments is determined as follows: last selling price on the last business day of the year, as published by an independent source, for securities traded on major U.S. and Canadian exchanges; latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the year; institutional traders' round lot evaluations as of the last business day of the year for marketable securities of the U.S. government or its agencies. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Security transactions are recorded on the trade date. Participant loans are valued at cost, which approximates fair value. Cash equivalents represent the following: 1) funds held for distributions and transfers in the Kimberly-Clark Stock Fund, 2) funds held for pending participant disbursements in the Clearing account, and 3) funds invested in cash equivalent securities and pending transactions in the Self Directed Brokerage Account (SDBA).

The Stable Income Fund is a stable value fund which is invested in other funds that are commingled pools sponsored by Ameriprise. These funds may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

New Accounting Pronouncement – In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 established a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the new standard. However, the adoption of SFAS No. 157 is not expected to have a material impact on the Plan's statements of net assets and changes in net assets.

Distributions of Employee Account Balances- Distributions are recorded when paid.

2. INCENTIVE INVESTMENT PLAN DESCRIPTION AND FUNDING POLICY

The following description of the IIP provides only general information. Participants should refer to the IIP document for a complete description of the IIP's provisions.

The IIP is a defined contribution plan. Effective September 1, 1994, IIP became an employee stock ownership plan, as defined in Section 4975 of the Internal Revenue Code of 1986 (the "Code"), and is designed to invest primarily in qualifying employer securities, as defined in Section 409(l) of the Code. Salary and hourly employees of Kimberly-Clark Corporation (the "Corporation") and its participating U. S. subsidiaries (collectively, "the Employer") are eligible to participate in the IIP. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the IIP from time to time.

Contributions

An eligible employee who is considered non-highly compensated may elect to make "401(k) contributions" (that is, contributions that are deducted from compensation paid by the Employer before federal income taxes are withheld) and after-tax contributions in any combination up to 75% (in whole percentages) of base salary. A non-highly compensated employee is an employee whose prior year annual compensation was $100,000 or less. An eligible employee who is considered highly compensated may elect to make "401(k) contributions" and after-tax contribution in any combination up to 15%, if below the age of 50, or up to 17%, if age 50 or older, (in whole percentages) of base salary. 401(k) Contributions and After-Tax Contributions in any combination up to 5% of base salary are eligible for employer matching contributions.

Employer matching contributions are determined based upon a percentage of qualifying employee contributions. The Corporation makes a matching contribution of $0.75 for each dollar contributed by the employee on the first 2% of base pay plus $0.50 for each dollar invested on the next 3% of base pay. Employer matching contributions are accounted for separately and share in the net appreciation or depreciation in fair value of investments, dividends, interest and expenses in the same manner as contributions made by a participant. As of January 1, 2006, all employer matching contributions are invested according to the participants' contribution investment elections. In prior years, all employer matching contributions were invested in the K-C Stock Fund. A participant is vested in employer matching contributions after completion of three years of service. Employer matching contributions and future earnings (or losses) on that amount can be reallocated to another investment fund within the IIP.

The Code contains certain limitations on the amount of contributions which can be made to the IIP by and on behalf of a participant. Specifically, there are limitations on 401(k), after-tax and employer matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Code. A participant affected by such limitations may have the 401(k) contributions deemed to be after-tax contributions and may also have a portion of the after-tax contributions refunded. 401(k) and after-tax contributions qualify for employer matching contributions as described above.

Employee contributions receivable as of December 31, 2007, presented on the Statement of Net Assets Available for Benefits of $4,033,350 includes pre-tax contributions receivable of $3,703,248 and after-tax contributions receivable of $330,102. The employee contributions presented on the Statement of Changes in Net Assets Available for Benefits for year ended December 31, 2007 of $94,081,691 includes pre-tax contributions of $86,022,977, after-tax contributions of $7,723,106, and non-taxable contributions of $335,608. The non-taxable contributions are a result of recharacterization in 2007.

Employee contributions receivable as of December 31, 2006, presented on the Statement of Net Assets Available for Benefits of $3,938,634 includes pre-tax contributions receivable of $3,664,121 and after-tax contributions receivable of $274,513. The employee contributions presented on the Statement of Changes in Net Assets Available for Benefits for year ended December 31, 2006 of $90,485,800 includes pre-tax contributions of $82,625,553, after-tax contributions of $6,680,331, and non-taxable contributions of $1,179,916. The non-taxable contributions are a result of recharacterization in 2006.

Investment Elections

All investment elections are held by the Trustee and participant contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. Participants can elect to have their contributions in any of the fifteen fund options available. The fund options consist of Kimberly-Clark common stock, two different collective funds offered by Ameriprise which are the Money Market and Stable Income Fund and eleven collective funds offered by Barclays Global Investors which include the Russell 1000 Value Fund K, Russell 2000 Index Fund K, Daily U.S. Debt Market Fund K, Daily Equity Index Fund T, Russell 1000 Growth Fund T, Daily EAFE Equity Index Fund K, and five Target Date funds. The participant can also choose from a broad range of funds offered through a brokerage account.

The Medium-Term Managed Fund and Long-Term Managed Fund were discontinued as investment options as of June 27, 2007. Participants invested in these funds had the choice to transfer money into another fund option or leave the funds in the account and Kimberly-Clark transferred remaining balances to the applicable new Target Date Funds.

The Target Date Funds were introduced as investment options for participants in the IIP and RCP Plans effective June 27, 2007. The Target Date Funds are a family of funds managed by Barclays Global Investors and consists of five funds (Conservative Fund, 2015 Fund, 2025 Fund, 2035 Fund, and 2045 Fund).

Vesting

Participants are immediately vested in their before-tax, after-tax, and rollover contributions. Vesting in company match contributions occurs after three years of service.

Withdrawals

A participant may withdraw the value of their after-tax accounts and the value of employer matching contributions, if vested, which have been in the IIP at least 24 months. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions and earnings credited thereon, as of December 31, 1988, in the case of hardship or after attaining age 59½. The participant will be required to suspend subsequent contributions to the IIP for six months following any withdrawals from their basic after-tax account credited prior to January 6, 2003 or any hardship withdrawal of 401(k) contributions and earnings thereon.

Distributions

Upon termination of a participant's employment at or after age 55, after three years or more of qualified service, or because of death, the value of the participant's accounts, including the value of all employer matching contributions, is distributable in either a lump sum or partial amount per the participant's request. If termination occurs other than as noted above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions to the Trust.

A participant invested in the K-C Stock Fund earns dividends quarterly and has the option to reinvest the dividends earned into the fund or receive a distribution. Distributions payable for K-C Stock Fund dividends at December 31, 2007 and 2006 were $4,326,260 and $4,889,443, respectively.

Loans

A participant may borrow from their 401(k) contributions account a minimum of $1,000 or maximum of the lesser of (i) 50% of their 401(k) contributions account or (ii) $50,000 (reduced by the highest outstanding loan balance during the last twelve months). A participant may have only one outstanding loan. A loan processing fee of $50 is charged to the participant. A loan may be a general purpose loan which must be repaid within a maximum of four years; or, a primary residence loan, which must be repaid within a maximum of ten years. Loans are repaid through payroll deductions and bear interest at the prime interest rate as published in the Wall Street Journal on the 15th of the month prior to the first day of the month to which it applies.

Voting of Company Stock

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account should be tendered in response to offers thereof.

3. NONPARTICIPANT – DIRECTED INVESTMENTS

In 2004, the Employer completed the spin-off of Neenah Paper, Inc. ("Neenah Paper"), a wholly-owned subsidiary that owned the Employer's Canadian pulp business and its U.S. fine paper and technical paper businesses. Due to the spin-off of Neenah Paper, during 2004 participants invested in the K-C Stock Fund received shares of Neenah Paper stock. Subsequently, participants were not allowed to contribute or transfer funds into the Neenah Paper Stock Fund as a participant-directed investment option. On November 30, 2006, Neenah Paper Stock Fund was phased out and all assets were transferred to the Money Market Fund. The IIP Plan assets transferred was $4,043,910. Prior to the transfer, notifications were sent to participants with a balance in the fund notifying them of the impending transfer and encouraged the participants to transfer funds prior to the close date.

In accordance with the American Institute of Certified Public Accountants' Statement of Position 99-3, *Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters,* all investments in the Neenah Paper Stock Fund within the Plan were considered to be nonparticipant-directed investments for disclosure purposes. Changes in net assets relating to the nonparticipant-directed investment of the Plan were as follows:

	Year Ended December 31 2006
Additions (deductions):	
Employer contributions	(849)
Net appreciation (depreciation) in fair value	1,497,829
Total additions	1,496,980
Distributions and expenses:	
Distributions to participants	955,368
Transfer to other investments	10,782,458
Total distributions	11,737,826
Net decrease in net assets available for benefits	$ (10,240,846)

4. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2007, the only investment of the Trust which represents five percent or more of the Trusts' net assets available for benefits is the 8,370,319 shares of the Corporation's common stock at a fair value of $580,397,920.

At December 31, 2006, the only investment of the Trust which represents five percent or more of the Trusts' net assets available for benefits is the 10,124,015 shares of the Corporation's common stock at a fair value of $687,926,819.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

5. PRIORITIES UPON TERMINATION OF THE IIP

The Corporation has the right to terminate the IIP subject to the provisions of ERISA. In the event of termination of the IIP, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the IIP.

6. TAX STATUS

The Internal Revenue Service (the "IRS") issued a determination letter that the Kimberly-Clark Salaried Employees Incentive Investment Plan (Salaried Plan), the predecessor plan to the IIP, qualified under Section 401(a) of the Code and that the plan is exempt from income tax under Section 501(a) of the Code. The Internal Revenue Service issued a favorable determination letter on this plan on June 6, 2002. The Company requested a new determination letter in 2007 and the IRS has acknowledged receipt but has not completed the request. Although IIP has not received a new determination letter, management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code.

The federal income tax status of participants with respect to the IIP is as follows: A participant's after-tax contributions, in whatever form, are not tax-deductible by the participant; however, the portion of a distribution attributable to such contributions is not taxable upon distribution. Participant pre-tax 401(k) contributions are considered contributions by the Employer rather than the participant and, as a result, are not taxable until the year in which they are distributed. Employer contributions and the earnings on employer and participant contributions are generally not taxable to the participant until the year in which they are distributed.

7. CHANGES IN THE PLAN

During the year ended December 31, 2007, the IIP was amended to (a) change the name of Kimberly-Clark Global Sales, Inc. to Kimberly-Clark Sales, LLC effective January 1, 2008; (b) reflect the removal of the Long-Term Managed Fund and the Medium-Term Managed Fund and the addition of the Target Date Funds; (c) reflect the reduction of contribution percentages regarding highly compensated eligible employees effective January 1, 2008; (d) provide that before-tax contributions for where no fund(s) election is made after June 26, 2007 shall be allocated to the Target Date Funds; (e) reflect that a participant's initial contributions and/or company matching contributions may not be allocated to the K-C Stock Fund, except as a transfer or reallocation, on or after January 1, 2008; and (f) add the merger and renaming of the Incentive Investment Committee into the Benefits Administration Committee effective 10/15/2007.

During the year ended December 31, 2006, the IIP was amended to (a) reflect changes with respect to automatic enrollment effective June 2, 2006; (b) reflect the changes with respect to the automatic switch to after-tax contributions once the IRS limit is reached effective June 2, 2006; (c) allow an annual automatic increase in one percent increments in before-tax contributions up to a target retirement amount established by the Participant effective June 2, 2006; (d) clarification with respect to the Self Directed Brokerage Account; (e) reflect that redeposits shall be restored to the Employer Account based on Participant's contribution investment elections, effective January 1, 2006; (f) reflect that company matching contributions are invested according to the participant's contribution investment elections effective January 1, 2006; (g) reflect that hardship is no longer a distribution event for purposes of qualified nonelective contributions; (h) enhance hardship withdrawals to pay for funeral expenses of a parent or child and to pay for property damage, to the principal residence, that is not compensated by insurance effective January 1, 2006 (i) delete the definition of NPI Stock Fund and any and all other references to the NPI Stock Fund in the IIP be deleted; (j) reflect the amount for current available distributions includes K-C Stock Fund dividend distributions prior to receiving a hardship distribution; (k) expand the definition of eligible retirement plan and rollover contributions for 457 plans and tax sheltered annuities and expand rollover options to permit rollover of after-tax contributions to a tax-sheltered annuity; (l) reflect that retirement is no longer a distribution event for before-tax contributions; (m) provide quarterly benefit statements to participants and beneficiaries who have the right to direct their investments; (n) permit a non-spouse beneficiary to rollover retirement benefits to an individual retirement plan; and (o) limit the number of regular withdrawals from the IIP to 4 times per calendar year.

8. MASTER TRUST

The IIP participates in the Kimberly-Clark Corporation Defined Contribution Plans Trust. The IIP has a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds substantially all the assets of IIP, and the Kimberly-Clark Corporation Retirement

Contribution Plan. At December 31, 2007 and 2006, IIP's interest in the net assets of the Trust was approximately 86% and 88%, respectively.

At December 31, 2007 and 2006, net assets available for benefits of Trust were as follows:

	2007	2006
Investments, at fair value:		
Cash equivalents	$ 42,565,330	$ 51,219,626
Kimberly-Clark Corporation Common Stock	580,397,920	687,926,819
Collective funds	1,832,941,171	1,468,266,503
Self-Directed Brokerage Account	107,758,599	87,534,652
Non-pooled separate accounts	-	220,969,746
Participant notes receivable	17,523,156	18,488,799
Total investments	2,581,186,176	2,534,406,145
Receivables	22,316,079	568,055,527
Payables	(11,944,951)	(568,483,531)
Net assets available for benefits at fair value	2,591,557,304	2,533,978,141
Adjustment from fair value to contract value for benefit-responsive investment contracts	(1,745,431)	2,528,069
Net assets available for benefits	$ 2,589,811,873	$ 2,536,506,210

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Trust's investment income for the years ended December 31, 2007 and 2006 was as follows:

	2007	2006
Investment Income:		
Net appreciation (depreciation) in fair value of investments:		
Kimberly-Clark Corporation Common Stock	$ 14,496,181	$ 90,892,222
Neenah Paper, Inc. Common stock	-	1,404,209
Collective funds – Barclays Global Investors	53,808,635	118,261,004
Collective funds – Ameriprise	18,475,101	16,210,083
Non-pooled separate accounts – Barclays	10,982, 736	25,540,697
Self-Directed Brokerage Account		
Bonds	(32,856)	96,864
Common Stock	1,899,559	3,246,532
Preferred Stock	(138,731)	21,938
Mutual Funds	3,094,941	3,497,365
Limited Partnerships	(39,750)	39,718
Interest income	11,867,103	10,559,447
Dividend income – Other (SDBA)	4,406,799	2,961,024
Dividend income – Neenah Paper Stock	-	88,714
Dividend income – Kimberly-Clark Corporation stock	19,976,853	22,909,824
Net investment income	$ 138,796,571	$ 295,729,641

The following table presents the Trust's fair value of investments as of December 31, 2007 and 2006. Investments that represent five percent or more of the Trust's net assets are separately identified.

	2007	2006
Investments at fair value:		
Cash equivalents	$ 42,565,330	$ 51,219,626
Participant notes receivable	17,523,156	18,488,799
	60,088,486	69,708,425
Investments at fair value as determined by quoted market price:		
K-C common stock	580,397,920	687,926,819
Investments at estimated fair value:		
Collective funds - Barclays Global Investors:		
Russell 1000 Value Fund K	134,864,041	153,840,692
Russell 1000 Growth Fund T	179,754,430	140,061,589
Daily Equity Index Fund T	254,166,855	245,540,636
Daily EAFE Equity Index Fund K	246,835,675	165,376,329
Other	476,368,360	203,869,711
Collective funds - Ameriprise:		
Income Fund Z	262,500,156	272,070,218
U. S. Government Securities Fund Z	150,587,916	140,233,681
Other	127,863,738	147,273,647
Non-pooled separate accounts – Barclays:		
Other	-	220,969,746
Self-Directed Brokerage Account	107,758,599	87,534,652
	1,940,699,770	1,776,770,901
	$2,581,186,176	$2,534,406,145

9. RECONCILIATION TO FORM 5500

Benefit payments requested by participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year end, but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007:

Benefits paid to participants per the financial statements	$223,714,952
Add: Benefit payments requested by participants at December 31, 2007	1,014,561
Less: Benefit payments requested by participants at December 31, 2006	(1,712,613)
Benefits paid to participants per Form 5500	$223,016,900

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$ 2,245,009,255	$ 2,228,023,507
Benefit payments requested by participants	(1,014,561)	(1,712,613)
Adjustment from contract value to fair value for fully benefit-responsive investments contracts	1,640,705	(2,376,385)
Net assets available for benefits per Form 5500	$ 2,245,635,399	$ 2,223,934,509

Total investment income per the financial statements	$118,951,392
Adjustment from contract value to fair value for fully benefit-responsive investments contracts	1,640,705
Total investment income per Form 5500	$120,592,097

10. SUBSEQUENT EVENT

In May 2008, the Plan Sponsor approved the addition of auto escalation of deferral percentages feature to the Plan. As a result of this new provision, effective July 3, 2008 a participant's salary deferral percentage will automatically escalate by 1% annually until the participant's percentage reaches a target contribution rate of 10%. The Plan provides the participants the option to decline the automatic increase

****

KIMBERLY-CLARK CORPORATION INCENTIVE INVESTMENT PLAN
SCHEDULE H, PART IV, 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Sponsor's EIN: 39-0394230

Plan Name/Number: Kimberly-Clark Corporation Incentive Investment Plan/010

Identity of Investment Issuer	Description of Investment	Current Value
US Bank[1]	Participant Notes Receivable rate of interest (4% - 9.5%) maturity dates (January 2008 - December 2017)	$ 17,523,156

[1]Sponsor and/or issuer known to be a party-in-interest to the Plan.

Exhibit 99.2

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

Financial Statements
As of December 31, 2007 and 2006,
and for the Years Then Ended,
and Report of Independent Registered Public Accounting Firm

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, are omitted because of the absence of the conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Retirement Contribution Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Retirement Contribution Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 25, 2008

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 and 2006

Assets	2007	2006
Investment in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 348,619,686	$ 310,625,697
Net Assets Available for Benefits, at fair value	348,619,686	310,625,697
Adjustment from fair value to contract value for benefit-responsive investment contracts	(104,726)	151,684
Net Assets Available for Benefits	$ 348,514,960	$ 310,777,381

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Additions to Net Assets Available For Benefits		
Net investment income -		
Net increase in Plan assets from		
Kimberly-Clark Corporation Defined		
Contribution Plans Trust	$ 17,817,919	$ 32,224,343
Contributions:		
Employer contributions	42,905,170	41,230,130
Forfeitures used to reduce employer contributions	(1,455,800)	(2,437,767)
Total contributions	41,449,370	38,792,363
Total Additions	59,267,289	71,016,706
Deductions from Net Assets Available For Benefits		
Distributions of employee account balances	21,529,710	18,279,847
Net Increase	37,737,579	52,736,859
Net Assets Available for Benefits		
Beginning of Year	310,777,381	258,040,522
End of Year	$ 348,514,960	$ 310,777,381

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

The Kimberly-Clark Corporation Incentive Investment Plan ("IIP") and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP"), (collectively, the "Plans"), participate in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust") for investment and administrative purposes. Although assets of both plans are commingled in the Trust, separate records are kept for the plans for the purpose of allocating net income or loss of the investments to the participating plans based on the account balances of the respective plan's participants. The net assets of the Trust are stated at fair value.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the RCP's assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition- All investments are stated at fair value. The fair value of Kimberly-Clark Corporation held by the Trust is determined as the last selling price on the last business day of the year, as published by an independent source. The fair value of investments in commingled funds includes collective funds and is determined by the Plans' proportionate share of the fair value of the underlying investments. The fair value of such underlying investments is determined as follows: last selling price on the last business day of the year, as published by an independent source, for securities traded on major U.S. and Canadian exchanges; latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the year; institutional traders' round lot evaluations as of the last business day of the year for marketable securities of the U.S. government or its agencies. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Security transactions are recorded on the trade date. Participant loans are valued at cost, which approximates fair value. Cash equivalents represent the following: 1) funds held for distributions and transfers in the Kimberly-Clark Stock Fund, 2) funds held for pending participant disbursements in the Clearing account, and 3) funds invested in cash equivalent securities and pending transactions in the Self Directed Brokerage Account (SDBA).

The Stable Income Fund is a stable value fund which is invested in other funds that are commingled pools sponsored by Ameriprise. These funds may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

New Accounting Pronouncement – In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 established a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the new standard. However, the adoption of SFAS No. 157 is not expected to have a material impact on the Plan's statements of net assets and changes in net assets.

Distributions of Employee Account Balances- Distributions are recorded when paid.

2. RETIREMENT CONTRIBUTION PLAN DESCRIPTION AND FUNDING POLICY

The following description of the RCP provides only general information. Participants should refer to the RCP document for a complete description of the RCP's provisions.

The RCP was formed effective January 1, 1997 and is a defined contribution plan covering eligible salaried and hourly employees of Kimberly-Clark Corporation (the "Corporation") and its participating U. S. subsidiaries. All eligible salaried and non-organized hourly employees of the Corporation and its participating U. S. subsidiaries (collectively, "the Employer") hired or rehired on or after January 1, 1997 are eligible to participate in the RCP on their first day of employment. Eligible salaried and hourly non-organized employees of the Employer (other than Avent, Inc. non-exempt hourly employees) who participated in the Corporation's retirement plans as of December 31, 1996 and who chose to participate in the RCP as part of the pension choice program became eligible to participate in the RCP as of July 1, 1997. Former Scott Paper Company salaried employees employed as of January 1, 1997 began participating in the RCP on January 1, 1997. Avent - Tucson hourly non-exempt employees began participating in the RCP on March 1, 2002. Avent - Fort Worth hourly non-exempt employees began participating in the RCP on July, 1, 2004. Hourly organized employees at certain units who chose to participate in the RCP as part of a pension choice program (and new hires after the bargained date) are also eligible to participate in the RCP. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the RCP from time to time.

Vesting Provisions

Effective January 1, 2007, eligible employees are fully vested upon completing three years of service. Additionally, regardless of length of service, eligible employees are fully vested if employment ends because of their death.

Funding

The employer makes monthly contributions for each eligible employee based on an annual formula calculated considering the employee's age and eligible earnings.

Investment Elections

All investment elections are held by the Trustee and participant contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. Participants can elect to have their contributions in any of the fifteen fund options available. The fund options consist of Kimberly-Clark common stock, two different collective funds offered by Ameriprise which are the Money Market and Stable Income Fund and eleven collective funds offered by Barclays Global Investors which include the Russell 1000 Value Fund K, Russell 2000

Index Fund K, Daily U.S. Debt Market Fund K, Daily Equity Index Fund T, Russell 1000 Growth Fund T, Daily EAFE Equity Index Fund K, and five Target Date funds. The participant can also choose from a broad range of funds offered through a brokerage account.

The Medium-Term Managed Fund and Long-Term Managed Fund were discontinued as investment options as of June 27, 2007. Participants invested in these funds had the choice to transfer money into another fund option or leave the funds in the account and Kimberly-Clark transferred remaining balances to the applicable new Target Date Funds.

The Target Date Funds were introduced as investment options for participants in the IIP and RCP Plans effective June 27, 2007. The Target Date Funds are a family of funds managed by Barclays Global Investors and consists of five funds (Conservative Fund, 2015 Fund, 2025 Fund, 2035 Fund, and 2045 Fund).

Distributions

Upon termination of a participant's employment at or after age 55, after three years or more of qualified service, or because of death, the value of the participant's accounts is distributable in either a lump sum or a partial amount. If termination occurs other than as noted above, the value of nonvested employer contributions is forfeited and used to reduce subsequent employer contributions to the Trust.

Voting of Company Stock

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account should be tendered in response to offers thereof.

3. NONPARTICIPANT – DIRECTED INVESTMENTS

In 2004, the Employer completed the spin-off of Neenah Paper, Inc. ("Neenah Paper"), a wholly-owned subsidiary that owned the Employer's Canadian pulp business and its U.S. fine paper and technical paper businesses. Due to the spin-off of Neenah Paper, during 2004 participants invested in the K-C Stock Fund received shares of Neenah Paper stock. Subsequently, participants were not allowed to contribute or transfer funds into the Neenah Paper Stock Fund as a participant-directed investment option. On November 30, 2006, the Neenah Paper Stock Fund was phased out and all assets were transferred to the Money Market Fund. The RCP Plan assets transferred was $274,893. Prior to the transfer, notifications were sent to participants with a balance in the fund notifying them of the impending transfer and encouraged the participants to transfer funds prior to the close date.

In accordance with the American Institute of Certified Public Accountants' Statement of Position 99-3, *Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters,* all investments in the Neenah Paper Stock Fund within the Plan were considered to be nonparticipant-directed investments for disclosure purposes. Changes in net assets relating to the nonparticipant-directed investment of the Plan were as follows:

	Year Ended December 31 2006
Additions (deductions):	
Net appreciation (depreciation) in fair value	$ 74,035
Total additions	74,035
Distributions and expenses:	
Distributions to participants	31,491
Transfer to other investments	535,430
Total distributions	566,921
Net decrease in net assets available for benefits	$ (492,886)

4. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2007, the only investment of the Trust which represents five percent or more of the Trust's net assets available for benefits is the 8,370,319 shares of the Corporation's common stock at a fair value of $580,397,920.

At December 31, 2006, the only investment of the Trust which represents five percent or more of the Trust's net assets available for benefits is the 10,124,015 shares of the Corporation's common stock at a fair value of $687,926,819.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

5. PRIORITIES UPON TERMINATION OF THE RCP

The Corporation has the right to terminate the RCP subject to the provisions of ERISA. In the event of termination of the RCP, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the RCP.

6. TAX STATUS

The Internal Revenue Service (the "IRS") has issued a determination letter that the RCP qualifies under Section 401(a) of the Internal Revenue Code (the "Code") and that the RCP is exempt from income tax under Section 501(a) of the Code. The Company requested a new determination letter in 2007 and the IRS has acknowledged receipt but has not completed the request. Although the RCP has not received a new determination letter, management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code.

7. CHANGES IN THE PLAN

During the year ended December 31, 2007, the RCP was amended to (a) change the name of Kimberly-Clark Global Sales, Inc. to Kimberly-Clark Sales, LLC effective January 1, 2008; (b) reflect the removal of the Long-Term Managed Fund and the Medium-Term Managed Fund and the addition of the Target Date Funds; (c) add the merger and renaming of the Incentive Investment

Committee into the Benefits Administration Committee effective 10/15/2007; (d) provide that in the event a participant does not elect the manner in which his retirement contributions are to be invested, the Trustee shall invest such contributions in the Target Date Funds effective June 26, 2007; and (e) reflect that a participant's initial retirement contributions may not be allocated to the K-C Stock Fund, except as a transfer or reallocation, effective January 1, 2008.

During the year ended December 31, 2006, the RCP was amended to (a) delete the definition of the NPI Stock Fund and any and all other references to the NPI Stock Fund; (b) reflect the combined plan limit under Code section 415(e) is repealed for limitation years beginning after December 31, 1999 with an effective date of January 1, 2000; (c) expand rollover options to permit rollovers to 457 plans and tax sheltered annuities; and (d) reflect a new three-year vesting schedule for employer contributions beginning January 1, 2007.

8. MASTER TRUST

The RCP participates in the Kimberly-Clark Corporation Defined Contribution Plans Trust. The RCP has a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds all the assets of the RCP as well as the Kimberly-Clark Corporation Incentive Investment Plan. At December 31, 2007 and 2006, the RCP's interest in the net assets of the Trust was approximately 14% and 12%, respectively.

At December 31, 2007 and 2006, net assets available for benefits of Trust were as follows:

	2007	2006
Investments, at fair value:		
Cash equivalents	$ 42,565,330	$ 51,219,626
Kimberly-Clark Corporation Common Stock	580,397,920	687,926,819
Collective funds	1,832,941,171	1,468,266,503
Self-Directed Brokerage Account	107,758,599	87,534,652
Non-pooled separate accounts	-	220,969,746
Participant notes receivable	17,523,156	18,488,799
Total investments	2,581,186,176	2,534,406,145
Receivables	22,316,079	568,055,527
Payables	(11,944,951)	(568,483,531)
Net assets available for benefits at fair value	2,591,557,304	2,533,978,141
Adjustment from fair value to contract value for benefit-responsive investment contracts	(1,745,431)	2,528,069
Net assets available for benefits	$ 2,589,811,873	$ 2,536,506,210

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Trust's investment income for the years ended December 31, 2007 and 2006 was as follows:

	2007	2006
Investment Income:		
Net appreciation (depreciation) in fair value of investments:		
Kimberly-Clark Corporation Common Stock	$ 14,496,181	$ 90,892,222
Neenah Paper, Inc. Common stock	-	1,404,209
Collective funds – Barclays Global Investors	53,808,635	118,261,004
Collective funds – Ameriprise	18,475,101	16,210,083
Non-pooled separate accounts – Barclays	10,982, 736	25,540,697
Self-Directed Brokerage Account		
Bonds	(32,856)	96,864
Common Stock	1,899,559	3,246,532
Preferred Stock	(138,731)	21,938
Mutual Funds	3,094,941	3,497,365
Limited Partnerships	(39,750)	39,718
Interest income	11,867,103	10,559,447
Dividend income – Other (SDBA)	4,406,799	2,961,024
Dividend income – Neenah Paper Stock	-	88,714
Dividend income – Kimberly-Clark Corporation stock	19,976,853	22,909,824
Net investment income	$ 138,796,571	$ 295,729,641

The following table presents the Trust's fair value of investments as of December 31, 2007 and 2006. Investments that represent five percent or more of the Trust's net assets are separately identified.

	2007	2006
Investments at fair value:		
Cash equivalents	$ 42,565,330	$ 51,219,626
Participant notes receivable	17,523,156	18,488,799
	60,088,486	69,708,425
Investments at fair value as determined by quoted market price:		
K-C common stock	580,397,920	687,926,819
Investments at estimated fair value:		
Collective funds - Barclays Global Investors:		
Russell 1000 Value Fund K	134,864,041	153,840,692
Russell 1000 Growth Fund T	179,754,430	140,061,589
Daily Equity Index Fund T	254,166,855	245,540,636
Daily EAFE Equity Index Fund K	246,835,675	165,376,329
Other	476,368,360	203,869,711
Collective funds - Ameriprise:		
Income Fund Z	262,500,156	272,070,218
U. S. Government Securities Fund Z	150,587,916	140,233,681
Other	127,863,738	147,273,647
Non-pooled separate accounts – Barclays:		
Other	-	220,969,746
Self-Directed Brokerage Account	107,758,599	87,534,652
	1,940,699,770	1,776,770,901
	$2,581,186,176	$2,534,406,145

9. RECONCILIATION TO FORM 5500

Benefit payments requested by participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year end, but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007 to Form 5500:

Benefits paid to participants per the financial statements	$ 21,529,710
Add: Benefit payments requested by participants at December 31, 2007	104,021
Less: Benefit payments requested by participants at December 31, 2006	(272,249)
Benefits paid to participants per Form 5500	$ 21,361,482

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$ 348,514,960	$ 310,777,381
Benefit payments requested by participants	(104,021)	(272,249)
Adjustment from contract value to fair value for fully benefit-responsive investments contracts	104,726	(151,684)
Net assets available for benefits per Form 5500	$ 348,515,665	$ 310,353,448

Total investment income per the financial statements	$ 17,817,919
Adjustment from contract value to fair value for fully benefit-responsive investments contracts	104,726
Total investment income per Form 5500	$ 17,922,645

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END